Puraclenz Holdings, Inc



ANNUAL REPORT

P.O. Box 733

Old Greenwich, CT 06870

(833) 360-7872

www.puraclenz.com

This Annual Report is dated April 29, 2022.

BUSINESS

Puraclenz Holdings, Inc. develops, manufactures, and markets its proprietary air purification products to businesses and consumers worldwide. Puraclenz is more than just an air purifier. Puraclenz is scientifically proven to be 99% effective in reducing airborne viruses and bacteria. Puraclenz also cleans exposed surfaces in your home or office. Our patented revolutionary design provides 24/7 cleaning coverage with very low energy consumption and is certified safe to use around children and pets. Unlike other ionic purifiers, Puraclenz generates no fumes, is certified ozone free and does not generate harmful chemicals. Laboratory studies show that Puraclenz also combats mold. Welcome to the future of clean.

Puraclenz sells 5 SKUs in the market: P3000, P1500, and P750 Air & Surface Purifiers, and R0001 and R0002 replacement parts, Pre-Filter and Cell, respectively.

Corporate Structure

Puraclenz Holdings, Inc. is the parent corporation of Puraclenz LLC, which is a wholly-owned subsidiary. Puraclenz LLC is the operating entity that was formed on June 25, 2020. The Company later formed Puraclenz Holdings, Inc. on December 29, 2021.

All investors in this Reg CF offering will become shareholders of Puraclenz Holdings, Inc., which will be the sole member of Puraclenz LLC.

The funds raised from this Reg CF offering and received by Puraclenz Holdings, Inc. will flow to Puraclenz LLC on an as-needed basis.

Intellectual Property

The Company's patent portfolio is assigned to Puraclenz LLC. The patent portfolio protects the advanced photocatalyst design that is the cornerstone of Puraclenz's competitive advantage to generate the largest density of positive and negative ions in the market with zero ozone. The worldwide patent portfolio includes 4 issued patents and 6 other pending patents as follows. Patents are issued in the USA, China, Japan, and Macau. Pending patents have been filed in UAE, India, Canada, South Korea, and European Patent Organization.

Puraclenz has developed proprietary trade secrets that allow our products to produce the highest density of photocatalytic oxidation (PCO) generated ozone-free ions in the marketplace. Each of these proprietary trade secrets used in our manufacturing process provides an unprecedented competitive advantage and ensures that Puraclenz remains the most technologically advanced PCO air and surface purification design available. The PCO process utilizes a metal-oxide coating irradiated by specific wavelengths of UV light to sustain an electrochemical process resulting in a complex formulation of ionized compounds being released into the airstream. The success of this process is heavily dependent upon the precise formulation of the PCO coating, of which Puraclenz has tested over 200 experimental formulations. In addition to the exact chemical formulation used, the manufacturing process to apply the coating is critical to achieving high ion generation performance. The scientific understanding Puraclenz has acquired through this development is the difference between producing 30,000 ions/cm3 and 300,000 ions/cm3 with the same Puraclenz patented catalyst design.

Previous Offerings

Name: Pre-Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $1,307,223.67
Number of Securities Sold: 798,711
Use of proceeds: Technology and distribution network acquisition
Date: January 07, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,442,221.71
Number of Securities Sold: 844,662
Use of proceeds: Inventory, Product Development, Marketing, Working Capital
Date: June 30, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Seed-1 Convertible Notes
Final amount sold: $75,000.00
Use of proceeds: Converts to Class C Shares - Working Capital
Date: December 01, 2021
Offering exemption relied upon: Section 4(a)(2)
Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 958,200
Use of proceeds: Class A Shares - Company founder stock
Date: June 25, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $395,000.00
Number of Securities Sold: 148,694
Use of proceeds: Working Capital
Date: January 19, 2022
Offering exemption relied upon: 506(b)
Type of security sold: Seed-2 Secured Notes
Final amount sold: $933,395.36
Use of proceeds: Seed-2 Note secured by Inventory in USA Warehouse
Date: January 19, 2022
Offering exemption relied upon: 506(b)

Name: Seed-2 Preferred Stock Warrants
Type of security sold: Equity
Final amount sold: $466,697.68
Number of Securities Sold: 175,684
Use of proceeds: Working Capital
Date: January 19, 2022
Offering exemption relied upon: 506(b)

Name: Class C Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 567,737
Use of proceeds: Equity Compensation Pool for Employees
Date: January 19, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

<h1 style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</h1>

<h1 style="text-align:center">AND RESULTS OF OPERATION</h1>

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Puraclenz started selling products in May 2021 and had seven months of revenue for fiscal year 2021 of $595,844 compared to $0 in fiscal year 2020. At the end of 2021, Puraclenz also started selling in Canada and Mexico through its master distributors. We believe that the U.S. is the most important market for us to demonstrate success in the air purification product category, so we spent the vast majority of our marketing and sales efforts to build revenue growth in the U.S.

Cost of Sales

Cost of sales in 2021 was $294,504, an increase of the same amount from costs of $0 in fiscal year 2020. The increase was due to the fact that Puraclenz just started selling products in May 2021.

Gross Margins

Gross profit as a percentage of revenue was 50.5% in 2021, an increase of $301,340 from a gross profit of $0 in 2020. This improved performance was caused by Puraclenz starting business-to-business and direct-to-customer sales in May 2021 and August 2021 respectively.

Expenses

Total operating expenses in 2021 were $1,496,748, up $1,302,413 from expenses of $194,335 in 2020. This increase was due to $279,415 in additional marketing spend, primarily related to the 2021 marketing campaign. $105,709 of the increase is from research and development. The remaining increase is primarily related to increased wages and professional fees.

Historical results and cash flows:

The Company is currently in the production stage and is revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Puraclenz is now selling more products through its expanding distribution channels. Past cash was primarily generated through equity investments and loans. Our goal is to further expand U.S. distribution channels to increase revenue generation. In addition, the company plans to expand worldwide distribution through master distributor relationships in Europe, Japan, India and Southeast Asia.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Seed-1 Convertible Notes
Amount Owed: $75,000.00
Interest Rate: 8.0%
Maturity Date: May 31, 2022

Creditor: Seed-2 Secured Promissory Noteholders
Amount Owed: $858,395.00
Interest Rate: 8.0%
Maturity Date: November 30, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Dooley
Christopher Dooley's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, Director & Co-Founder
Dates of Service: June 25, 2020 - Present
Responsibilities: Lead Sales, Marketing, Operations, and Finance. Mr. Dooley is paid $1 per year as a base salary plus an annual 2% cash bonus on revenue generated. His primary compensation is through equity.

Other business experience in the past three years:
Employer: Product Spring LLC
Title: President
Dates of Service: July 01, 2009 - Present
Responsibilities: Lead Sales, Marketing, Operations, and Finance. Mr. Dooley is part-time at Product Spring LLC, working 4-6 hours per week.

Name: F. Wendell Minnick
F. Wendell Minnick's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Executive Chairman & Co-Founder
Dates of Service: June 25, 2020 - Present
Responsibilities: Lead Investor Relations. Wendell receives a consulting fee of approximately $8,000 per month and equity compensation stock grants that vest monthly. Wendell works 50-55 hours per week for Puraclenz.

Other business experience in the past three years:
Employer: CEO
Title: Advanced Energy Holdings, LLC
Dates of Service: June 01, 2011 - Present
Responsibilities: Advanced Energy Holdings is an inactive holding company of which Wendell

owns stock or stock options in his name only.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Christopher Dooley
Amount and nature of Beneficial ownership: 508,200
Percent of class: 19.5

Title of class: Seed 2 Preferred Stock
Stockholder Name: Christopher Dooley
Amount and nature of Beneficial ownership: 71,524
Percent of class: 19.5

Title of class: Class C Non-Voting Common Stock
Stockholder Name: Christopher Dooley
Amount and nature of Beneficial ownership: 278,426
Percent of class: 19.5

Title of class: Class A Voting Common Stock
Stockholder Name: F. Wendell Minnick
Amount and nature of Beneficial ownership: 450,000
Percent of class: 22.0

Title of class: Pre-Seed Preferred Stock
Stockholder Name: F. Wendell Minnick
Amount and nature of Beneficial ownership: 195,411
Percent of class: 22.0

Title of class: Class C Non-Voting Common Stock
Stockholder Name: F. Wendell Minnick
Amount and nature of Beneficial ownership: 111,370
Percent of class: 22.0

Title of class: Seed 2 Preferred Stock
Stockholder Name: F. Wendell Minnick
Amount and nature of Beneficial ownership: 9,411
Percent of class: 22.0

RELATED PARTY TRANSACTIONS

Name of Entity: Product Spring LLC
Names of 20% owners: Christopher Dooley
Relationship to Company: CEO, Director, and 20% Owner
Nature / amount of interest in the transaction: Product Spring LLC, owned by Christopher Dooley, loaned money to Puraclenz LLC totaling $342,995.66. Puraclenz LLC has repaid Product Spring $2,995.66 a portion of this loan bringing the total amount due product spring to $340,000.

Material Terms: To settle this Loan amount due, the following transactions have occurred: 1. Product Spring is now a Seed-2 noteholder in the amount of $300,000. As part of the Class D (Seed-2) Noteholder offering, Product Spring received Class D Preferred Stock Warrants at the same offering terms as the other Class D Noteholders. 2. Christopher Dooley became a Seed-2 member with a capital contribution of $40,000 to receive Class D preferred stock at the same terms as the other Class D shareholders.

OUR SECURITIES

The company has authorized Class A Voting Common Stock, Pre-Seed Preferred Stock, Seed 1 Preferred Stock, Seed 2 Preferred Stock, Class B Non-Voting Common Stock, Class C Non-Voting Common Stock, Seed 3 Preferred Stock, and Seed 1 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 133,750 of Class B Non-Voting Common Stock.

Class A Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 958,200 outstanding.
Voting Rights
Class A Common Holders are entitled to one (1) vote for each share of Class A Common Stock.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Pre-Seed Preferred Stock
The amount of security authorized is 1,000,000 with a total of 798,711 outstanding.
Voting Rights
1 vote per share.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 1 Preferred Stock
The amount of security authorized is 1,000,000 with a total of 844,662 outstanding.
Voting Rights
1 vote per share of Seed 1 Preferred Stock.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 2 Preferred Stock
The amount of security authorized is 1,000,000 with a total of 324,378 outstanding.
Voting Rights
1 vote per share.
Material Rights
The total amount outstanding includes 175,684 shares to be issued pursuant to outstanding warrants.

Class B Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 0 outstanding.
Voting Rights
There are no voting rights associated with Class B Non-Voting Common Stock.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.
Class C Non-Voting Common Stock
The amount of security authorized is 2,000,000 with a total of 742,469 outstanding.
Voting Rights
There are no voting rights associated with Class C Non-Voting Common Stock.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 3 Preferred Stock
The amount of security authorized is 2,000,000 with a total of 0 outstanding.
Voting Rights
The voting rights will be determined by the Board of Directors.
Material Rights
Please refer to the Company's Amended & Restated Articles of Incorporation attached as Exhibit F for dividend and liquidation rights.

Seed 1 Convertible Note
The security will convert into Seed 1 preferred stock and the terms of the Seed 1 Convertible Note are outlined below:
Amount outstanding: $75,000.00
Maturity Date: May 31, 2022
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Automatic Conversion if Puraclenz achieves $1M in gross sales of products or Voluntary Conversion by the note holder; Puraclenz has the right to pay the Note
Material Rights
There are no material rights associated with Seed 1 Convertible Note.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company, also referred to as "we", involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Non-Voting Common Stock in the amount of up to $1.07 million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and less than $600,000 in sales in seven months since its product launch in May of 2021. If you are investing in this company, it's because you think that Puraclenz has developed good products and that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The

Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Puraclenz or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Puraclenz could harm our reputation and materially negatively impact our financial condition and business.

Highly Competitive Landscape:

The IAQ (interior air quality) purification market is exploding with many options available to businesses and consumers. There are numerous companies and technologies competing in this market sector using various technologies including Ultraviolet (UV) light-based systems, Hydrogen Peroxide sprays, Negative Ionizers, Ozonators, and various forms of Photocatalytic Oxidation (PCO) based devices similar to Puraclenz and hybrid versions of all of the above. Prices range from $150,000 for UV Robots to $99.99 for smaller HEPA products with a limited range of performance. Most of these systems are considered "passive" in that they pull air from the interior space into their system, pass it through a filter of some sort (HEPA), and then push it back out into the same interior space. Such passive systems are considered energy inefficient, require regular filter monitoring and replacement, and do not adequately address both air and surface contaminants in the areas being treated. Despite the proprietary advanced technology of the Company, it is possible that competitors with significantly more working capital could make it difficult for Puraclenz to secure market share.

Dependency on CEO - Management Leadership:

The Company currently relies extensively on the leadership of its CEO, Chris Dooley, for product design, development, marketing, and manufacturing. Although Chris has committed to provide the majority of his time to serve as CEO of Puraclenz, the Company does not currently have personnel who could fill his shoes if he were to leave the Company. Although Chris is young and healthy, he has many active patents protecting many products that he has invented and that he continues to support. Despite the fact that the Company is committed to expanding its leadership team to include experienced executives with strong engineering and supply chain management backgrounds, it is possible that replacing Chris Dooley will be difficult in the early stages of the Company's business operations.

Undercapitalized Company

The Company started its business with a small amount of working capital and found it difficult to meet its revenue targets. Despite the confidence of Puraclenz management that a minimum raise of $1 million is sufficient to generate sufficient revenue to achieve profitability and positive cash flow, there are considerable headwinds from the competition with greater financial resources that could make it difficult for Puraclenz to achieve its financial projections.

Global Supply Chain Risk due to the Pandemic

Puraclenz may be subject to increased product and transportation costs due to global supply chain problems caused by the pandemic. The Company has already had to airship much of its initial product to New York and California to meet deadlines promised to distributors which resulted in reducing product gross profit margins. In addition, the price of some components used to make Puraclenz have increased dramatically, especially microchips and critical electronic components. Although this supply chain issue may be temporary, it is clearly a valid indication of the risks related to manufacturing products in China and other foreign countries.

Puraclenz business is not diversified; limited to single technology:

The Company's business is principally limited to adapting its sole technology to serve various markets in different product applications. Despite its growing Intellectual Property portfolio, Puraclenz's dependence on a single technology may limit its ability to adapt to changing business and market conditions.

The China Issue:

Relations with China could have an impact on the Company in the near and long term. If for some reason the China-US trade environment results in tariffs or other quota/availability issues become excessive, the Company would move the final production assembly/operations to Vietnam where Company management has existing relationships with potential suppliers. The Company is also researching potential supply arrangements with companies in Malaysia, Mexico, and the US. A key business factor that supports the business plan of the Company is the low cost of goods sold (COGS), which is currently around $90 landed in the US depending on the cost of transportation (gross profit margin of approximately $200 per Puraclenz unit).

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Puraclenz Holdings, Inc

By   /s/ *Christopher Dooley*

      Name: Puraclenz Holdings, Inc

      Title: CEO, Co-Founder

Exhibit A

FINANCIAL STATEMENTS

PURACLENZ HOLDINGS, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (DECEMBER 29, 2021)
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Puraclenz Holdings, Inc.
New Canaan, Connecticut

We have reviewed the accompanying financial statements of Puraclenz Holdings, Inc. (the "Company,"), which comprise the balance sheet as of Inception (December 29, 2021), and the related statement of operations, statement of members' equity (deficit), and cash flows for the periods as of Inception (December 29, 2021) and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2021
Los Angeles, California

(USD $ in Dollars)

ASSETS

Current Assets:

Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		-
Total assets	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Other current liabilities		-
Loans, current		-
Total current liabilities		-

Non-Current Liabilities:

Loans		-
Total liabilities		-

STOCKHOLDERS' EQUITY

Common stock		-
Retained earnings		-
Total stockholders' equity		-
Total liabilities and stockholders' equity	$	-

See accompanying notes to financial statements.

Inception	December 29, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

(in , $US)	Common Stock		Retained Earnings		Total Stockholders' Equity	
Inception date (December 29, 2021)	$	-	$	-	$	-
Issuance of comon stock		-		-		-
Net income/(loss)		-		-		-
Balance—December 29, 2021	$	-	$	-	$	-

See accompanying notes to financial statements.

PURACLENZ HOLDINGS, INC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception		December 29, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		-
Change in cash		-
Cash—beginning of period		-
Cash—end of period	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Puraclenz Holdings, Inc. (the "Company") is a corporation organized on December 29, 2021 under the laws of Delaware. The financial statements of Puraclenz Holdings,, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Old Greenwich, Connecticut.

Puraclenz Holdings, Inc was formed to become a Top Corporation for Puraclenz LLC. Puraclenz is the next generation of indoor air purification. Puraclenz uses an internal UV light that reflects onto a patented titanium catalyst to generate an extraordinarily high density of positive and negatively charged ions that cling to and actively deactivate pathogens midair and on exposed surfaces.

2. GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 29, 2021 (inception), the Company has not established a deposit account with a financial institution.

Organizational costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition

As of December 29, 2021, the Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sales of products to customers.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Connecticut state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 29, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

4.   DEBT

As of December 29, 2021, the company currently has no debt.

5.   SHAREHOLDERS' EQUITY (DEFICIT)

The Company has authorized 1,000 shares of Common Stock at no par value. As of December 29, 2021 (inception), no shares were issued or outstanding.

6.   RELATED PARTIES

As of December 29, 2021, there are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 29, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

Management's Evaluation

Subsequent to December 29, 2021 (inception), the Company is the Corporate Conversion documents to make Puraclenz LLC a subsidiary of Puraclenz Holdings Inc.

Management has evaluated subsequent events through February 24, 2022, the date the financial statement was available to be issued.

On February 23, 2022, the Company amended its articles of incorporation to authorize the issuance of 958,200 shares of Class A Voting Common Stock at $0.00001 par value per share, 2,000,000 shares of Class B Non-Voting Common at $0.00001 par value per share, 2,000,000 shares of Class C Non-Voting Common Stock at $0.00001 par value per share, 798,711 shares of Pre-Seed Preferred Stock at $0.00001 par value per share, 888,588 shares of Seed 1 Preferred Stock at $0.00001 par value per share, 324,378 shares of Seed 2 Preferred Stock at $0.00001 par value per share, and 2,000,000 shares of Seed 3 Preferred Stock at $0.00001 par value per share.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

CERTIFICATION

I, Christopher Dooley, Principal Executive Officer of Puraclenz Holdings, Inc, hereby certify that the financial statements of Puraclenz Holdings, Inc included in this Report are true and complete in all material respects.

Christopher Dooley

CEO, Co-Founder